SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden hours per response. . . 14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. ___________)*

Virage, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

92763Q 10 6
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 942,724

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 942,724

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 942,724

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,988

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,988

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,988

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 20,227

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 20,227

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,227

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 169,028*

	6.	Shared Voting Power 970,939**

	7.	Sole Dispositive Power 169,028*

	8.	Shared Dispositive Power 970,939**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,967

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) IN

*Includes 23,594 shares held in a Keogh account for the benefit of David L. Anderson, 67,303 shares held by The Anderson Living Trust, of which Mr. Anderson is trustee, and 53,634 shares held by Anvest, L.P., of which Mr. Anderson is General Partner. Mr. Anderson disclaims beneficial ownership of the trust and partnership shares except as to his pecuniary interest in the trust and the partnership.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which Mr. Anderson is a Managing Director of the General Partner.  Mr. Anderson disclaims beneficial ownership of the partnerships’ shares except as to his pecuniary interest in the partnerships.

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 169,029*

	6.	Shared Voting Power 970,939**

	7.	Sole Dispositive Power 169,029*

	8.	Shared Dispositive Power 970,939**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) IN

* Includes 55,763 shares held by Saunders Holdings, L.P. of which G. Leonard Baker, Jr. is the general partner. Mr. Baker disclaims beneficial ownership of the partnership’s shares except as to his pecuniary interest in the partnership.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which Mr. Baker is a Managing Director of the General Partner.  Mr. Baker disclaims beneficial ownership of the partnerships’ shares except as to his pecuniary interest in the partnerships.

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 148,147*

	6.	Shared Voting Power 970,939**

	7.	Sole Dispositive Power 148,147*

	8.	Shared Dispositive Power 970,939**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,086

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

*Includes 33,333 shares held in a Keogh account for the benefit of William H. Younger, Jr. and 114,814 shares held by The Younger Living Trust, of which Mr. Younger is trustee. Mr. Younger disclaims beneficial ownership of the trust’s shares except as to his pecuniary interest in the trust.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which Mr. Younger is a Managing Director of the General Partner.  Mr. Younger disclaims beneficial ownership of the partnerships’ shares except as to his pecuniary interest in the partnerships.

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 137,924*

	6.	Shared Voting Power 970,939**

	7.	Sole Dispositive Power 137,924*

	8.	Shared Dispositive Power 970,939**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,863

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

*Includes 21,310 shares held in a Keogh account for the benefit of Tench Coxe, and 59,949 shares held by The Coxe/Otus Revocable Trust, of which Mr. Coxe is trustee.  Mr. Coxe disclaims beneficial ownership of the turst’s shares except as to his pecuniary interest in the trust.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which Mr. Coxe is a Managing Director of the General Partner.  Mr. Coxe disclaims beneficial ownership of the partnerships’ shares except as to his pecuniary interest in the partnerships.

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 995

	6.	Shared Voting Power 970,939**

	7.	Sole Dispositive Power 995

	8.	Shared Dispositive Power 970,939**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 971,934

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which Mr. Sands is a Managing Director of the General Partner.  Mr. Sands disclaims beneficial ownership of the partnerships’ shares except as to his pecuniary interest in the partnerships.

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,462

	6.	Shared Voting Power 970,939**

	7.	Sole Dispositive Power 7,462

	8.	Shared Dispositive Power 970,939**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,401

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which Mr. Gaither is a Managing Director of the General Partner.  Mr. Gaither disclaims beneficial ownership of the partnerships’ shares except as to his pecuniary interest in the partnerships.

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 970,939**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 970,939**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 970,939

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which Mr. White is a Managing Director of the General Partner.  Mr. White disclaims beneficial ownership of the partnerships’ shares except as to his pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer Virage, Inc.
	(b)	Address of Issuer's Principal Executive Offices 177 Bovet Road, Suite 520 San Mateo, CA 94402-3116

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 92763Q 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 11.
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 11.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ___________.
(ii) Shared power to vote or to direct the vote __________________.
(iii) Sole power to dispose or to direct the disposition of _________________.
(iv) Shared power to dispose or to direct the disposition of _______________.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

See Exhibit A which is hereby incorporated by reference and related pages 2 to 11. Messrs. Anderson, Baker, Jr., Younger, Jr., Coxe, Sands, Gaither and White are the managing directors of the general partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. and as such share the voting and disposition powers over the shares held by the partnerships. Mr. Anderson is the general partner of Anvest, L.P. and has voting and disposition powers over the shares held by the partnership. Mr. Baker, Jr. is the general partner of Saunders Holdings, L.P. and has voting and disposition powers over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X - See Exhibit A, Note 1].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A
Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A
Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A
Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

SUTTER HILL VENTURES, A California Limited Partnership

By:	/s/ William H. Younger, Jr.
William H. Younger, Jr.
Title:	Managing Director of the General Partner

Sutter Hill Entrepreneurs Fund (AI), L.P.

By:	/s/ William H. Younger, Jr.
William H. Younger, Jr.
Title:	Managing Director of the General Partner

Sutter Hill Entrepreneurs Fund (QP), L.P.

By:	/s/ William H. Younger, Jr.
William H. Younger, Jr.
Title:	Managing Director of the General Partner

/s/ David L. Anderson
David L. Anderson

/s/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.

/s/ William H. Younger, Jr.
William H. Younger, Jr.

/s/ Tench Coxe
Tench Coxe

/s/ Gregory P. Sands
Gregory P. Sands

/s/ James C. Gaither
James C. Gaither

/s/ James N. White
James N. White

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. Leonard Baker, Jr., William H. Younger, Jr., David E. Sweet, as one of them as his true and lawful attorneys-in-fact and agents, with full power of substitution and re substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Schedule 13G, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

                After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

2/11/2002
Date

/s/ David L. Anderson
David L. Anderson

/s/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.

/s/ William H. Younger, Jr.
William H. Younger, Jr.

/s/ Tench Coxe
Tench Coxe

/s/ Gregory P. Sands
Gregory P. Sands

/s/ James C. Gaither
James C. Gaither

/s/ James N. White
James N. White

EXHIBIT A TO SCHEDULE 13G—VIRAGE, INC.

	Aggregate Number of Share Beneficially Owned				% of Total Shares
Name of Originator	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	942,724	Note 1			4.6%

David L. Anderson	169,028	Note 3	1,139,967	Note 2	0.8 5.6	% %

G. Leonard Baker, Jr.	169,029	Note 4	1,139,968	Note 2	0.8 5.6	% %

William H. Younger, Jr.	148,147	Note 6	1,119,086	Note 2	0.7 5.5	% %

Tench Coxe	137,924	Note 5	1,108,863	Note 2	0.7 5.4	% %

James C. Gaither	7,462	Note 1			0.0%
			978,401	Note 2	4.8%

Gregory P. Sands	995	Note 1	971,934	Note 2	0.0 4.7	% %

James N. White	0	Note 1	970,939	Note 2	0.0 4.7	% %

Sutter Hill Entrepreneurs Fund (AI), L.P.	7,988	Note 1			0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	20,227	Note 1			0.1%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California and the individuals are all U.S. citizens and residents.

None of the above have been convicted in any criminal proceedings nor have they been subject to judgements,  decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Final filing for the reporting person or entity.

Note 2:  Includes individual shares plus shares held by the following partnerships in which the reporting person is a Managing Director of  the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill  Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships shares except as to his  pecuniary interest in the partnerships.

Note 3:  Includes 23,594 shares held in a Keogh account for the benefit of the reporting person, 67,303 shares held by The Anderson  Living Trust, of which reporting person is trustee, and 53,634 shares held by Anvest, L.P., of which reporting person is General Partner.  The reporting person disclaims beneficial ownership of the trust's shares and the partnership's shares except as to his pecuniary interest  therein.

Note 4:  Includes 55,763 shares held by Saunders Holdings, L.P., of  which reporting person is General Partner. The reporting person  disclaims beneficial ownership of the partnership's shares except as to his pecuniary interest therein.

Note 5:  Includes 21,310 shares held in a Keogh account for the benefit of the reporting person, and 59,949 shares held by The Coxe/Otus Revocable Trust, of which reporting person is trustee.  The reporting person disclaims beneficial ownership of the trust's shares except as to his pecuniaryinterest therein.

Note 6:  Includes 33,333 shares held in a Keogh account for the benefit of the reporting person, and 114,814 shares held by The Younger  Living Trust, of which reporting person is trustee.  The reporting person disclaims beneficial ownership of the trust's shares except as to his  pecuniary interest therein.